

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2007

Mr. James P. Dietz
Executive VP and CFO
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

       RE: **Form 10-K for the fiscal year ended December 31, 2006**
               Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
               September 30, 2007
               File No. 1-31255

Dear Mr. Dietz:

       We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 19

Impairment of Long-Lived Assets Held For Use and Long-Lived Assets To Be Disposed Of, page 21

2. We note your material write-offs of approximately $41.4 million associated with the termination or probable termination of land and lot option contracts and your real estate asset impairment charges for the year ended December 31, 2006 of $98.2 million. Your critical accounting policy for the impairment of long-lived assets held for use and long-lived assets to be disposed of appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to how you have determined the amount of write-offs as well as the recoverability of your remaining balance.

    *   Please expand your disclosures to describe the steps that you perform to review your (i) land and land improvements, (ii) investments in amenities, (iii) work in progress for towers and homes and (iv) completed inventories of towers and homes.
    *   Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.
    *   Please disclose the percentage of the real estate inventory asset balances that is carried at fair value. Our understanding is that the only such assets you record at fair value are the assets that failed the SFAS 144 impairment test. This disclosure provides investors with information on the amount of assets that are still recorded at carrying value, their value and the impact that any potential impairment would have on your remaining capitalized assets.

- Address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts.
- Please expand your disclosures to address which geographic markets have been impaired and the extent of the impairments.
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Liquidity and Capital Resources, page 32

3. Please revise your table of contractual cash obligations to include in separate line items the estimated interest payments on your debt and the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 2 – Segment Information, page 60

4. We note that through recent acquisitions you have expanded your operations and established your position in the Northeast and Mid-Atlantic, including markets in New York, New Jersey, Connecticut, Massachusetts, Virginia and Maryland. We also note that you currently present segment information for your Tower Homebuilding, Traditional Homebuilding and Real Estate Services. Please address whether the characteristics of paragraph 10 of SFAS 131 also apply to your geographic markets. If so, please provide additional disaggregated market information such as sales and gross profits in Management's Discussion and Analysis so that readers may better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about the company as a whole. In this regard, we assume decisions regarding the allocation of resources are made on a geographic basis given the dissimilar markets and customers you serve.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief